

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Brian Sun
Senior Vice President and General Counsel
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re: Sorrento Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 25, 2021**
> **File No. 333-257412**

Dear Mr. Sun:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey T. Hartlin, Esq.